Prospectus addendum   Registration Statement Nos. 333-270004 and 333-270004-01
To the prospectus dated April 13, 2023 and   **Dated April 13, 2023**
the prospectus supplement dated April 13, 2023   **Rule 424(b)(3)**

JPMORGAN CHASE & CO.   **JPMORGAN CHASE FINANCIAL COMPANY LLC**

JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed with the Securities and Exchange Commission a prospectus dated April 13, 2023 (the "**Prospectus**") and a prospectus supplement dated April 13, 2023 (the "**Prospectus Supplement**"), which, except as set forth below, supersede each prospectus supplement and prospectus previously filed with the Securities and Exchange Commission by JPMorgan Chase & Co. under the registration statements with the following file numbers: 333-199966, 333-177923, 333-155535 and 333-130051 and by JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC under the registration statement with the following file numbers: 333-236659, 333-236659-01, 333-222672, 333-222672-01, 333-209682 and 333-209682-01.

With respect to each pricing supplement, reopening supplement, reopening pricing supplement, market-making supplement, product supplement or underlying supplement (the "**Relevant Supplement**"):

- all references to a prospectus of JPMorgan Chase & Co. and/or JPMorgan Chase Financial Company LLC dated prior to April 13, 2023 (a "**Previously Filed Prospectus**") (or to any section of any such Previously Filed Prospectus) should refer instead to the Prospectus (or to the corresponding section of the Prospectus); and

- all references to a prospectus supplement of JPMorgan Chase & Co. and/or JPMorgan Chase Financial Company LLC dated prior to April 13, 2023 (a "**Previously Filed Prospectus Supplement**") (or to any section of any such Previously Filed Prospectus Supplement) should refer instead to the Prospectus Supplement (or to the corresponding section of the Prospectus Supplement);

provided that:

- all references to the "Forms of Securities — Book-Entry System" section of a prospectus dated prior to November 14, 2011 and all references to the "The Depositary" section of a prospectus supplement dated prior to November 14, 2011 shall be deemed to refer to the section entitled "Forms of Securities — Book-Entry System" in the Prospectus; and

- in connection with the specific notes of JPMorgan Chase & Co. referred to in any Relevant Supplement (the "**Relevant Notes**"), all references to the "indenture" or "Indenture" of JPMorgan Chase & Co. (the "**Indenture**") and to any of its terms or any terms of the notes governed by the Indenture are to the Indenture dated May 25, 2001, between JPMorgan Chase & Co. and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee, as amended by any supplemental indenture that, by its terms and as specified in the Previously Filed Prospectus and Previously Filed Prospectus Supplement, applies to the Relevant Notes. Accordingly, unless otherwise specified in a future supplement or addendum, the description of the Indenture and of the provisions of the notes governed by the Indenture contained in the Previously Filed Prospectus and Previously Filed Prospectus Supplement is not superseded and remains in effect.

JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC will, and other affiliates of JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC may, use this prospectus addendum and the Prospectus and Prospectus Supplement in connection with new offerings of notes or market-making transactions of notes originally issued under any prospectus dated prior to April 13, 2023 and any prospectus supplement dated prior to April 13, 2023.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this prospectus addendum or any Relevant Supplement, the Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

J.P.Morgan

April 13, 2023